SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 22, 2002

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Jumbo Eurobond Generates Strong Demand


Allianz AG has issued a eurobond with a volume of two billion euros through its Dutch financing subsidiary Allianz Finance II B.V. The bond was placed on the capital market with exceptional success. The issue is rated "AA" by Standard & Poor's and "Aa2" by Moody's and was four times oversubscribed.

The issue was placed on the market in two tranches with a five-year and a ten-year maturity. Both tranches have a fixed coupon. The overwhelming demand triggered an increase in the total volume from 1.0 to 2.0 billion euros and the interest rate was set at the lower end of the bookbuilding range. The investor's return is 4.735 % for the five-year tranche and 5.665 % for the ten-year tranche.

"We were able to satisfy different segments of demand by dividing the issue into two tranches with different terms", explained Stephan Theissing, Head of Corporate Finance at Allianz AG. "Interest rates are at a historically low level. In addition, investors have high levels of liquidity because of the lack in new offerings - and we have taken advantage of this situation," continued Theissing.

With orders exceeding 8 billion euros, the bond was more than four times oversubscribed. The bank syndicate comprises Deutsche Bank, Dresdner Bank, Schroder Salomon Smith Barney and UBS Warburg.

A listing on the Luxembourg Stock Exchange is anticipated.

Allianz is also planning the placement of a subordinated bond with a volume amounting to at least 500 million US dollars.

Munich, November 22, 2002

The offer is not being made in or into, and it may not be accepted in or from the United States, Canada, Australia or Japan. Accordingly, the offer has not and will not be registered under the US Securities Act, nor under the laws of any state of the United States, and may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act.

This document does not constitute an offer to sell or the solicitation of an offer to buy Allianz shares in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation is unlawful. Persons wishing to accept the offer must not use the United States, Canadian, Australian or Japanese mails or any means or instrumentality (including without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of or any facilities of a national securities exchange of the United States, Canada, Australian or Japan for any purpose directly or indirectly related to the acceptance of the offer. Acceptances or other documents in respect of the offer should not be postmarked in the United States, Canada, Australia or Japan or otherwise dispatched from the United States, Canada, Australia or Japan. All accepting shareholders must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the Allianz shares.

Neither this information, nor any opinion expressed, constitutes an offer of or invitation to purchase any securities in any jurisdiction. Any such offer or invitation will only be made in documents to be published in the due course and any such offer or invitation is limited to the information provided in such documents.


Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ALLIANZ AKTIENGESELLSCHAFT



                                           By:    /s/ Dr. Reinhard
                                                -------------------
                                                Preusche
                                                Dr. Reinhard Preusche
                                                    Group Compliance



                                           By:    /s/ Dr. Giovanni
                                                -------------------
                                                Salerno
                                                Dr. Giovanni Salerno
                                                    Group Compliance


Date:    November 22, 2002